================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

         ---------------------------------------------------------------

                          RIVIERA HOLDINGS CORPORATION

                                (Name of Issuer)

         ---------------------------------------------------------------

                                  Common Stock

                         (Title of Class of Securities)

         ---------------------------------------------------------------

                                   769627 10 0

                                 (CUSIP Number)

         ---------------------------------------------------------------

                             D. Kerry Crenshaw, Esq.
                                 Clark Hill PLC
                         500 Woodward Avenue, Suite 3500
                             Detroit, MI 48226-3435
                                 (313) 965-8266
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

         ---------------------------------------------------------------

                                November 19, 2008

             (Date of Event Which Requires Filing of This Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    769627 10 0

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

DESERT ROCK ENTERPRISES LLC
I.R.S. Identification No.: 20-3404082

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)....
(a).............................................................
(b)..X............................................................

--------------------------------------------------------------------------------
(3) SEC Use Only ....................................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

                                              WC

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

                                              Nevada, United States of America

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power
                                              1,109,914

--------------------------------------------------------------------------------
(8) Shared Voting Power
                                              1,109,914

--------------------------------------------------------------------------------
(9) Sole Dispositive Power
                                              1,109,914

--------------------------------------------------------------------------------
(10) Shared Dispositive Power
                                              1,109,914

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              1,109,914

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                              8.88%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                              OO

CUSIP No.   769627 10 0

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

The Derek J. Stevens Trust under agreement dated July 16, 1993

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions).......
(a)...........................................................
(b)..X..........................................................

--------------------------------------------------------------------------------
(3) SEC Use Only ..................................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

                                              WC

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

                                              United States of America

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power
                                              167,000

--------------------------------------------------------------------------------
(8) Shared Voting Power
                                              1,276,914

--------------------------------------------------------------------------------
(9) Sole Dispositive Power
                                              167,000

--------------------------------------------------------------------------------
(10) Shared Dispositive Power
                                              1,276,914

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              1,276,914

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                              10.21%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                              OO

CUSIP No.    769627 10 0

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Derek J. Stevens
(as trustee of the Derek J. Stevens Trust under agreement dated July 16, 1993)

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)......
(a)............................................................
(b)..X...........................................................

--------------------------------------------------------------------------------
(3) SEC Use Only ..................................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

                                              not applicable

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

                                              United States of America

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power
                                              167,000

--------------------------------------------------------------------------------
(8) Shared Voting Power
                                              1,276,914

--------------------------------------------------------------------------------
(9) Sole Dispositive Power
                                              167,000

--------------------------------------------------------------------------------
(10) Shared Dispositive Power
                                              1,276,914

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              1,276,914

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                              10.21%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                              IN

CUSIP No.    769627 10 0

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

The Gregory J. Stevens Trust under agreement dated September 20, 1995

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions).....
(a).............................................................
(b)..X.............................................................

--------------------------------------------------------------------------------
(3) SEC Use Only .....................................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)
                                              not applicable

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

                                              United States of America

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power
                                              90,000

--------------------------------------------------------------------------------
(8) Shared Voting Power
                                              1,199,914

--------------------------------------------------------------------------------
(9) Sole Dispositive Power
                                              90,000

--------------------------------------------------------------------------------
(10) Shared Dispositive Power
                                              1,199,914

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              1,199,914

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                              9.6%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                              OO

CUSIP No.    769627 10 0

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gregory J. Stevens
(as trustee of the Gregory J. Stevens Trust under  agreement dated September 20,
1995)

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions).....
(a)............................................................
(b)..X...........................................................

--------------------------------------------------------------------------------
(3) SEC Use Only ..................................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)
                                              not applicable

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

                                              United States of America

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power
                                              90,000

--------------------------------------------------------------------------------
(8) Shared Voting Power
                                              1,199,914

--------------------------------------------------------------------------------
(9) Sole Dispositive Power
                                              90,000

--------------------------------------------------------------------------------
(10) Shared Dispositive Power
                                              1,199,914

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              1,199,914

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                              9.6%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

                                              IN

Item 1. Security and Issuer

      No material change. The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2. Identity and Background

      This Amendment No. 4 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on September 22, 2006, Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 9, 2006 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed with the Securities Exchange Commission on February 14, 2007 ("Amendment No.2") and Amendment No. 3 to Schedule 13D filed with the Securities and Exchange
Commission  on August 13, 2007  ("Amendment  No. 3", and  collectively  with the
Schedule 13D and Amendment No. 1 and Amendment No. 2, the "Schedule 13D Filings"), all on behalf of Desert Rock Enterprises LLC, a Nevada limited liability company ("Desert Rock"), the Derek J. Stevens Trust, under agreement dated July 16, 1993 (a trust formed under the laws of the State of Michigan for the sole benefit of Derek J. Stevens, the "Derek J. Stevens Trust"), Derek J. Stevens, as trustee of the Derek J. Stevens Trust, the Gregory J. Stevens Trust, under agreement dated September 20, 1995 (a trust formed under the laws of the State of Michigan for the sole benefit of Gregory J. Stevens, the "Gregory J. Stevens Trust") and Gregory J. Stevens, as trustee of the Gregory J. Stevens Trust, with respect to the Common Stock of the Issuer. The five persons are collectively referred to as the "Reporting Persons". The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached as Exhibit 6 hereto, and incorporated by reference herein. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information reported in the Schedule 13D Filings. Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D Filings.

      The principal office of Desert Rock is 3960 Howard Hughes Parkway, Suite 562, Las Vegas, Nevada 89109. The business address of Derek J. Stevens, the Derek J. Stevens Trust, Gregory J. Stevens the Gregory J. Stevens Trust is 21777 Hoover Road, Warren, MI 48089, United States of America.

      The principal business of Desert Rock is that of a limited liability company, currently focusing on the acquisition and development of real estate, including casino properties. Derek J. Stevens is the Manager of Desert Rock and the sole trustee of the Derek J. Stevens Trust. Both the Derek J. Stevens Trust and the Gregory J. Stevens Trust are members of Desert Rock, and serve as trusts for Derek J. Stevens and Gregory J. Stevens, respectively. Gregory J. Stevens is the sole trustee of the Gregory J. Stevens Trust.

      During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been:
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended and supplemented by adding the following paragraph:

      In acquiring 1,109,914 shares of the Common Stock of the Issuer prior to November 24, 2008, Desert Rock expended approximately $21,736,857 of its working capital. In acquiring 167,000 shares of the Common Stock of the Issuer prior to November 24, 2008, the Derek J. Stevens Trust expended approximately $3,573,369 of the funds it held in trust. In acquiring 90,000 shares of the Common Stock of the Issuer prior to November 24, 2008, the Gregory J. Stevens Trust expended approximately $1,695,453 of the funds it held in trust. Derek J. Stevens and Gregory J. Stevens are listed on this Amendment No. 4 to Schedule 13D solely in their capacity as members of Desert Rock as trustees of the Derek J. Stevens Trust and the Gregory J. Stevens Trust, respectively.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and supplemented by adding the following paragraph:

      On November 19, 2008, Desert Rock entered into an agreement (the "Agreement") with the Issuer, pursuant to which the Board of Directors of the Issuer granted to Desert Rock and its affiliates and related entities
(collectively, the "Investor Group") a waiver of (a) the provisions of the Issuer's Articles of Incorporation (the "Articles") which would, absent such waiver, restrict the voting rights of any person that acquired 10% or more of the outstanding Common Shares and (b) applicable Nevada law regarding business combinations with interested stockholders, in each case in connection with any potential future acquisition by the Investor Group of Common Shares, which acquisition shall be subject in all cases to any approvals that may be required from the Nevada and Colorado gaming authorities. In exchange, Desert Rock agreed, among other things, that, except in limited circumstances, the Investor Group would not (i) acquire beneficial ownership of the Issuer's voting securities if, after giving effect to the acquisition, the Investor Group would own more than 15% of the Issuer's voting securities or (ii) be entitled to vote shares at any meeting of the stockholders of the Issuer (or any action by prior written consent) representing in the aggregate more than the maximum number of the Issuer's voting securities permitted to be acquired by the Investor Group under the Agreement. Desert Rock further agreed that, except in limited circumstances, until the earliest to occur of (a) the day following the completion of the Issuer's regularly scheduled annual meeting of stockholders in 2010 and (b) September 1, 2010, it would not solicit proxies with respect to securities of the Issuer or submit a proposal or offer involving a merger, acquisition or other extraordinary transaction.

      Desert Rock, the Derek J. Stevens Trust and the Gregory J. Stevens Trust acquired the shares in order to invest in the Issuer. The Reporting Persons intend to review from time to time both the Issuer's business affairs and the business affairs and financial position of Desert Rock. Based on such evaluation and review, and subject to applicable law and regulation and depending upon certain factors, including without limitation, the financial performance of the Issuer, the Reporting Persons may consider from time to time various strategic alternatives. Such strategic alternatives may include, among other things, (i) the acquisition of additional shares of Common Stock or other securities of the Issuer through open market purchases or otherwise, (ii) the sale of any number of shares of Common Stock or other securities of the Issuer through the open market or otherwise, (iii) extraordinary corporate transactions, (iv) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, or (v) any other of the matters described in clauses (a) through
(j) of Item 4 of Schedule 13D.

      As part of the Reporting Persons' ongoing review of their investment in the Common Stock of the Issuer, each and/or all of the Reporting Persons will from time to time hold talks or discussions with and respond to inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and supplemented by adding the following paragraph:

      Based upon the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, there were 12,498,555 shares of Common Stock outstanding as of November 4, 2008. Based on the foregoing, the 1,109,914 shares of Common Stock beneficially owned by Desert Rock represent approximately 8.88% of the Common Stock issued and outstanding (the "Desert Rock Shares"), the 167,000 shares of Common Stock directly owned by the Derek J. Stevens Trust represent approximately 1.33% of the Common Stock issued and outstanding (the "Derek J. Stevens Trust Shares"), and the 90,000 shares of Common Stock directly owned by the Gregory J. Stevens Trust represent approximately 0.72% of the Commons Stock issued and outstanding (the "Gregory J. Stevens Trust Shares"). Collectively, the 1,366,914 shares beneficially owned by the Reporting Persons represents approximately 10.93% of the Common Stock issued and outstanding (the "Subject Shares"). The Subject Shares are comprised of the Desert Rock Shares, the Derek J. Stevens Trust Shares and the Gregory J. Stevens Trust Shares.

      Desert Rock will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Desert Rock Shares. As members of Desert Rock, the Derek J. Stevens Trust and the Gregory J. Stevens Trust may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares, and as Manager of Desert Rock, Derek J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares. None of the Derek J. Stevens Trust, the Gregory J. Stevens Trust, Derek J. Stevens or Gregory J. Stevens owns any of the Desert Rock Shares and each such entity and/or individual disclaims any beneficial ownership of the Desert Rock Shares (and any shares of Common Stock held by Desert Rock).

      The Derek J. Stevens Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Derek J. Stevens Trust Shares. As trustee of the Derek J. Stevens Trust, Derek J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Derek J. Stevens Trust Shares. Derek J. Stevens does not own any of the Derek J. Stevens Trust Shares, and disclaims any beneficial ownership of the Derek J. Stevens Trust Shares.

      The Gregory J. Stevens Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Gregory J. Stevens Trust Shares. As trustee of the Gregory J. Stevens Trust, Gregory J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Gregory J. Stevens Trust Shares. Gregory J. Stevens does not own any of the Gregory J. Stevens Trust Shares, and disclaims any beneficial ownership of the Gregory J. Stevens Trust Shares.

      Derek J. Stevens does not personally own any shares of the Common Stock of the Issuer directly. By virtue of Derek J. Stevens' position as the Manager of Desert Rock, and as trustee of the Derek J. Stevens Trust (which trust is also a member of Desert Rock), Derek J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares and/or the Derek J. Stevens Trust Shares. Derek J. Stevens disclaims any beneficial ownership of any of the Subject Shares.

      Gregory J. Stevens does not personally own any shares of the Common Stock of the Issuer directly. By virtue of Gregory J. Stevens' position as the trustee of the Gregory J. Stevens Trust (which trust is also a member of Desert Rock), Gregory J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares and/or the Gregory J. Stevens Trust Shares. Gregory J. Stevens disclaims any beneficial ownership of any of the Subject Shares.

      As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of the Common Stock of the Issuer other than the Subject Shares.

      The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock of the Issuer within the last 60 days, which were all acquired in brokered transactions, are set forth below:

                                                    COST PER
      DATE                                  QTY       SHARE      TOTAL $
      ----                                -------   --------   -----------
      DESERT ROCK ENTERPRISES LLC
      ---------------------------

      November 14, 2008                       900     $3.36    $  3,023.16
      November 24, 2008                   117,014     $3.25    $380,295.50
      Total Desert Rock Enterprises LLC   118,004              $383,318.66

      Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock of the Issuer were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

      No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale or, the Subject Shares.

      Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended and supplemented by adding the following paragraph:

      On November 19, 2008, Desert Rock and the Issuer entered into the Agreement. A copy of the Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

      Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in
Item 2, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1 Power of Attorney, granted by Derek J. Stevens, relating to Desert Rock Enterprises LLC, in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 2 Power of Attorney, granted by Derek J. Stevens, relating to the Derek J. Stevens Trust, in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 3 Power of Attorney, granted by Gregory J. Stevens, relating to the Gregory J. Stevens Trust, in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 4 Power of Attorney, granted by Derek J. Stevens in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 5 Power of Attorney, granted by Gregory J. Stevens in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 6 Joint Filing Agreement, by and among the Reporting Persons, dated September 20, 2006.

EXHIBIT 7 Agreement, by and among the Issuer and Desert Rock, dated November 19, 2008.

Signatures.

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated September 20, 2006, granted by Derek J.
Stevens, on behalf of Desert Rock Enterprises LLC, the Derek J. Stevens Trust and himself individually, in favor of D. Kerry Crenshaw, and granted by Gregory
J. Stevens on behalf of the Gregory J. Stevens Trust and himself individually, in favor of D. Kerry Crenshaw, are attached hereto as Exhibits 1, 2, 3, 4 and 5, and incorporated herein by reference.

November 25, 2008..............................................................
Date

DESERT ROCK ENTERPRISES LLC

..../s/ Derek J. Stevens......................................
By: Derek J. Stevens, its Manager

DEREK J. STEVENS

..../s/ Derek J. Stevens......................................

THE DEREK J. STEVENS TRUST, under agreement dated July 16, 1993

..../s/ Derek J. Stevens......................................
By: Derek J. Stevens, its Trustee

THE GREGORY J. STEVENS TRUST, under agreement dated September 20, 1995

..../s/ Gregory J. Stevens......................................................
By: Gregory J. Stevens, its Trustee

GREGORY J. STEVENS

..../s/ Gregory J. Stevens......................................................

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).